AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2025

FILE NO. 333-160918

FILE NO. 811-22321

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM N-1A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Post-Effective Amendment No. 199 and REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 Amendment No. 210

NEW YORK LIFE INVESTMENTS FUNDS TRUST (exact name of registrant as specified in charter)

51 MADISON AVENUE NEW YORK, NEW YORK 10010 (address of principal executive office) REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. New York Life Investments Funds Trust 51 Madison Avenue New York, NY 10010	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No.199 to the Registration Statement on Form N-1A (File No. 333-160918) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 199 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 199 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 199 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

ITEM 28. EXHIBITS

a. Declaration of Trust

1. Certificate of Trust as filed with the State of Delaware on April 28, 2009 – Previously filed as Exhibit (a)(1) to Registrant’s Initial Registration Statement on Form N-1A on July 30, 2009*

2. Amended and Restated Declaration of Trust dated as of August 28, 2024 – Previously filed as Exhibit (a)(2) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

b. Amended and Restated By-Laws dated as of August 28, 2024 – Previously filed as Exhibit (b) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

c. Instruments Defining Rights of Security Holders

1. The Registrant does not issue Certificates. See Article III, “Shares,” and Article V, “Shareholders’ Voting Powers and Meetings” of Declaration of Trust of the Registrant. See Above. See Article III, “Meetings of Shareholders,” and Article VIII, “Inspection of Records and Reports” of Registrant’s Bylaws. See Above*

d. Investment Advisory Contracts

1. Amended and Restated Management Agreement dated February 27, 2015 – Previously filed as Exhibit (d)(1) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

a. Amendment dated June 18, 2015 – Previously filed as Exhibit (d)(1)(a) to Post-Effective Amendment No. 82 to the Trust’s Registration Statement on June 17, 2015*

b. Amendment dated June 1, 2015 – Previously filed as Exhibit (d)(1)(b) to Post-Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

c. Amendment dated February 29, 2016 – Previously filed as Exhibit (d)(1)(c) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

d. Amendment dated March 25, 2016 – Previously filed as Exhibit (d)(1)(d) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

e. Amendment dated June 30, 2016 – Previously filed as Exhibit (d)(1)(e) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

f. Amendment dated July 29, 2016 – Previously filed as Exhibit (d)(1)(f) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

g. Amendment dated February 28, 2017 – Previously filed as Exhibit (d)(1)(g) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

h. Amendment dated March 31, 2017 – Previously filed as Exhibit (d)(1)(h) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

i. Amendment dated May 8, 2017 – Previously filed as Exhibit (d)(1)(i) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

j. Amendment dated August 4, 2017 – Previously filed as Exhibit (d)(1)(j) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

k. Amendment dated November 15, 2017 – Previously filed as Exhibit (d)(1)(k) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

l. Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(1)(l) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

m. Amendment dated May 22, 2018 – Previously filed as Exhibit (d)(1)(m) to Post-Effective Amendment No. 130 to the Trust’s Registration Statement on October 22, 2018*

n. Amendment dated November 30, 2018 - Previously filed as Exhibit (d)(1)(n) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

o. Amendment dated February 28, 2019 - Previously filed as Exhibit (d)(1)(o) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

p. Amendment dated April 1, 2019 – Previously filed as Exhibit (d)(1)(p) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

q. Amendment dated June 14, 2019 – Previously filed as Exhibit (d)(1)(q) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

r. Amendment dated June 28, 2019 – Previously filed as Exhibit (d)(1)(r) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

s. Amendment dated December 5, 2019 – Previously filed as Exhibit (d)(1)(s) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

t. Amendment dated December 18, 2019 – Previously filed as Exhibit (d)(1)(t) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

u. Amendment dated February 26, 2020 – Previously filed as Exhibit (d)(1)(u) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

v. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(1)(v) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

w. Amendment dated May 26, 2020 – Previously filed as Exhibit (d)(1)(w) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

x. Amendment dated June 30, 2020 – Previously filed as Exhibit (d)(1)(x) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

y. Amendment dated July 31, 2020 – Previously filed as Exhibit (d)(1)(y) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

z. Amendment dated August 31, 2020 – Previously filed as Exhibit (d)(1)(z) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

aa. Amendment dated February 28, 2021 – Previously filed as Exhibit (d)(1)(aa) to Post-Effective Amendment No. 163 to the Trust’s Registration Statement on February 24, 2021*

bb. Amendment dated March 5, 2021 – Previously filed as Exhibit (d)(1)(bb) to Post-Effective Amendment No. 164 to the Trust’s Registration Statement on March 23, 2021*

cc. Amendment dated April 26, 2021 – Previously filed as Exhibit (d)(1)(cc) to Post-Effective Amendment No. 167 to the Trust’s Registration Statement filed on August 26, 2021*

dd. Amendment dated August 28, 2021 – Previously filed as Exhibit (d)(1)(dd) to Post-Effective Amendment No. 167 to the Trust’s Registration Statement filed on August 26, 2021*

ee. Amendment dated September 30, 2021 – Previously filed as Exhibit (d)(1)(ee) to Post-Effective Amendment No. 168 to the Trust’s Registration Statement filed on September 30, 2021*

ff. Amendment dated November 30, 2021 – Previously filed as Exhibit (d)(1)(ff) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

gg. Amendment dated February 28, 2022 – Previously filed as Exhibit (d)(1)(gg) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

hh. Amendment dated May 30, 2023 – Previously filed as Exhibit (d)(1)(hh) to Post-Effective Amendment No. 183 to the Trust’s Registration Statement filed on May 30, 2023*

ii. Amendment dated July 24, 2023 – Previously filed as Exhibit (d)(1)(ii) to Post-Effective Amendment No. 185 to the Trust’s Registration Statement filed on July 24, 2023*

jj. Amendment dated August 28, 2023 – Previously filed as Exhibit (d)(1)(jj) to Post-Effective Amendment No. 187 to the Trust’s Registration Statement filed on August 28, 2023*

kk. Amendment dated February 28, 2024 – Previously filed as Exhibit (d)(1)(kk) to Post-Effective Amendment No. 190 to the Trust’s Registration Statement filed on February 26, 2024*

ll. Amendment dated May 27, 2024 – Previously filed as Exhibit (d)(1)(ll) to Post-Effective Amendment No. 193 to the Trust’s Registration Statement filed on May 24, 2024*

mm. Amendment dated February 28, 2025 – Previously filed as Exhibit (d)(1)(mm) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement filed on February 25, 2025*

2. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 – Previously filed as Exhibit (d)(2) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

a. Amendment dated May 8, 2017 – Previously filed as Exhibit (d)(2)(a) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

b. Amendment dated February 28, 2019 – Previously filed as Exhibit (d)(2)(b) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

c. Amendment dated April 1, 2019 – Previously filed as Exhibit (d)(2)(c) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

d. Amendment dated May 1, 2019 – Previously filed as Exhibit (d)(2)(d) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

e. Amendment dated April 26, 2021 – Previously filed as Exhibit (d)(2)(e) to Post-Effective Amendment No. 167 to the Trust’s Registration Statement filed on August 26, 2021*

3. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and MacKay Shields LLC dated January 1, 2018 – Previously filed as Exhibit (d)(3) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

a. Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(3)(a) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

b. Amendment dated May 1, 2018 – Previously filed as Exhibit (d)(3)(b) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

c. Amendment dated May 22, 2018 – Previously filed as Exhibit (d)(3)(c) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

d. Amendment dated November 30, 2018 - Previously filed as Exhibit (d)(3)(d) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

e. Amendment dated February 28, 2019 – Previously filed as Exhibit (d)(3)(e) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

f. Amendment dated April 1, 2019 – Previously filed as Exhibit (d)(3)(f) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

g. Amendment dated May 1, 2019 – Previously filed as Exhibit (d)(3)(g) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

h. Amendment dated June 21, 2019 – Previously filed as Exhibit (d)(3)(h) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

i. Amendment dated June 28, 2019 – Previously filed as Exhibit (d)(3)(i) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

j. Amendment dated February 26, 2020 – Previously filed as Exhibit (d)(3)(j) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

k. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(3)(k) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

l. Amendment dated August 31, 2020 – Previously filed as Exhibit (d)(3)(l) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

m. Amendment dated February 28, 2021 – Previously filed as Exhibit (d)(3)(m) to Post-Effective Amendment No. 164 to the Trust’s Registration Statement on March 23, 2021*

n. Amendment dated March 5, 2021 – Previously filed as Exhibit (d)(3)(n) to Post-Effective Amendment No. 164 to the Trust’s Registration Statement on March 23, 2021*

o. Amendment dated April 26, 2021 – Previously filed as Exhibit (d)(3)(o) to Post-Effective Amendment No. 167 to the Trust’s Registration Statement filed on August 26, 2021*

p. Amendment dated May 1, 2021 – Previously filed as Exhibit (d)(3)(p) to Post-Effective Amendment No. 167 to the Trust’s Registration Statement filed on August 26, 2021*

q. Amendment dated August 28, 2021 – Previously filed as Exhibit (d)(3)(q) to Post-Effective Amendment No. 168 to the Trust’s Registration Statement filed on September 30, 2021*

r. Amendment dated November 30, 2021 – Previously filed as Exhibit (d)(3)(r) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

s. Amendment dated February 28, 2022 – Previously filed as Exhibit (d)(3)(s) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

t. Amendment dated May 1, 2022 – Previously filed as Exhibit (d)(3)(t) to Post-Effective Amendment No. 188 to the Trust’s Registration Statement filed on October 25, 2023*

u. Amendment dated August 28, 2023 – Previously filed as Exhibit (d)(3)(u) to Post-Effective Amendment No. 188 to the Trust’s Registration Statement filed on October 25, 2023*

v. Amendment dated September 8, 2023 – Previously filed as Exhibit (d)(3)(v) to Post-Effective Amendment No. 188 to the Trust’s Registration Statement filed on October 25, 2023*

w. Amendment dated February 28, 2024 – Previously filed as Exhibit (d)(3)(w) to Post-Effective Amendment No. 190 to the Trust’s Registration Statement filed on February 26, 2024*

x. Amendment dated May 1, 2024 – Previously filed as Exhibit (d)(3)(x) to Post-Effective Amendment No. 193 to the Trust’s Registration Statement filed on May 24, 2024*

y. Amendment dated May 27, 2024 – Previously filed as Exhibit (d)(3)(y) to Post-Effective Amendment No. 194 to the Trust’s Registration Statement filed on July 22, 2024*

z. Amendment dated February 28, 2025 – Previously filed as Exhibit (d)(3)(z) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement filed on February 25, 2025*

aa. Amendment dated February 28, 2025 – Previously filed as Exhibit (d)(3)(aa) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement filed on February 25, 2025*

4. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and Candriam dated July 1, 2022 – Previously filed as Exhibit (d)(4)(d) to Post-Effective Amendment No.176 to the Trust’s Registration Statement filed on September 9, 2022*

5. Subadvisory Agreement between New York Life Investment LLC and NYL Investors LLC dated May 1, 2014 – Previously filed as Exhibit (d)(8) to Post-Effective Amendment No. 68 to the Trust’s Registration Statement on July 11, 2014*

a. Amendment dated December 5, 2019 – Previously filed as Exhibit (d)(5)(a) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

b. Amendment dated March 5, 2021 – Previously filed as Exhibit (d)(5)(b) to Post-Effective Amendment No. 168 to the Trust’s Registration Statement filed on September 30, 2021*

6. Subadvisory Agreement between New York Life Investment LLC and Cushing Asset Management LLC dated July 11, 2014 – Previously filed as Exhibit (d)(9) to Post-Effective Amendment No. 68 to the Trust’s Registration Statement on July 11, 2014*

a. Amendment dated June 18, 2015 – Previously filed as Exhibit (d)(9)(a) to Post-Effective Amendment No. 82 to the Trust’s Registration Statement on June 17, 2015*

b. Amendment dated March 31, 2016 – Previously filed as Exhibit (d)(9)(b) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

c. Amendment dated March 31, 2017 – Previously filed as Exhibit (d)(9)(c) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

d. Amendment dated March 31, 2018 – Previously filed as Exhibit (d)(6)(d) to Post-Effective Amendment No. 125 to the Trust’s Registration Statement on March 29, 2018*

e. Amendment dated November 30, 2018 – Previously filed as Exhibit (d)(6)(e) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

f. Amendment dated May 26, 2020 – Previously filed as Exhibit (d)(6)(f) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

7. Management Agreement dated July 2, 2018 on behalf of MainStay U.S. Government Liquidity Fund – Previously filed as Exhibit (d)(8) to Amendment No. 130 to the Trust’s Registration Statement on July 2, 2018*

8. Subadvisory Agreement between New York Life Investment Management LLC and NYL Investors LLC dated July 2, 2018 on behalf of the MainStay U.S. Government Liquidity Fund – Previously filed as Exhibit (d)(9) to Post-Effective Amendment No. 128 on August 16, 2018*

9. Subadvisory Agreement between New York Life Investment Management LLC and CBRE Clarion Securities LLC dated February 21, 2020 – Previously filed as Exhibit (d)(9) to Post-Effective Amendment No. 147 on February 24, 2020*

a. Amendment dated August 28, 2023 – Previously filed as Exhibit (d)(9)(a) to Post-Effective Amendment No. 187 to the Trust’s Registration Statement filed on August 28, 2023*

10. Subadvisory Agreement between New York Life Investment Management LLC and Wellington Management Company LLC dated March 5, 2021 – Previously filed as Exhibit (d)(10) to Post-Effective Amendment No. 164 to the Trust’s Registration Statement on March 23, 2021*

a. Amendment dated May 1, 2023 – Previously filed as Exhibit (d)(10)(a) to Post-Effective Amendment No. 183 to the Trust’s Registration Statement on May 30, 2023*

b. Amendment dated August 12, 2024 – Previously filed as Exhibit (d)(10(b) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement on February 25, 2025*

11. Subadvisory Agreement between New York Life Management LLC and Fiera Capital Inc. dated May 30, 2023 – Previously filed as Exhibit (d)(12) to Post-Effective Amendment No. 183 on May 30, 2023*

12. Subadvisory Agreement between New York Life Investment Management LLC and PineStone Asset Management Inc. dated July 24, 2023 – Previously filed as Exhibit (d)(13) to Post-Effective Amendment No. 185 on July 24, 2023*

e. Underwriting Contracts

1. Amended and Restated Distribution Agreement dated August 1, 2014 between the Registrant and NYLIFE Distributors LLC – Previously filed as Exhibit (e)(1) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

2. Form of Soliciting Dealer Agreement – Previously filed as Exhibit (e)(2) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

f. Bonus or Profit Sharing Contracts – Inapplicable

g. Custodian Agreements

1. Global Custody Agreement with JPMorgan Chase Bank, National Association dated June 22, 2020 – Previously filed as Exhibit (g)(4) to Post-Effective Amendment No. 164 to the Trust’s Registration Statement on March 23, 2021*

a. Amendment dated May 1, 2021 – Previously filed as Exhibit (g)(4)(a) to Post-Effective Amendment No. 168 to the Trust’s Registration Statement filed on September 30, 2021*

b. Amendment dated September 9, 2021 – Previously filed as Exhibit (g)(4)(b) to Post-Effective Amendment No. 168 to the Trust’s Registration Statement filed on September 30, 2021*

c. Amendment dated March 30, 2023 – Previously filed as Exhibit (g)(4)(c) to Post-Effective Amendment No. 188 to the Trust’s Registration Statement on October 25, 2023*

d. Amendment dated May 16, 2023 – Previously filed as Exhibit (g)(4)(d) to Post-Effective Amendment No. 188 to the Trust’s Registration Statement on October 25, 2023*

e. Amendment dated January 3, 2024 to the Global Custody Agreement with JP Morgan – Previously filed as Exhibit (g)(4)(e) to Post Effective Amendment No. 193 to the Trust’s Registration Statement on May 24, 2024*

f. Amendment dated April 9, 2024 to the Global Custody Agreement with JP Morgan – Previously filed as Exhibit (g)(4)(f) to Post-Effective Amendment No. 193 to the Trust’s Registration Statement on May 24, 2024*

g. Amendment dated July 5, 2024 to the Global Custody Agreement with JP Morgan – Previously filed as Exhibit (g)(1)(g) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement on February 25, 2025*

h. Amendment dated September 5, 2024 to the Global Custody Agreement with JP Morgan – Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement on February 25, 2025*

i. Amendment dated December 18, 2024 to the Global Custody Agreement with JP Morgan – Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement on February 25, 2025*

h. Other Material Contracts

1. Transfer Agency Agreements

a. Amended and Restated Transfer Agency and Service Agreement with NYLIM Service Company LLC dated October 1, 2008 – Previously filed with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on October 30, 2009*

i. Amendment dated November 12, 2009 – Previously filed as Exhibit (h)(1)(a)(i) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

ii. Amendment dated November 24, 2009 – Previously filed as Exhibit (h)(1)(a)(ii) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

iii. Amendment dated February 26, 2010 – Previously filed as Exhibit (h)(1)(a)(iii) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

iv. Amendment dated March 30, 2010 – Previously filed as Exhibit (h)(1)(a)(iv) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

v. Amendment dated January 1, 2011 – Previously filed as Exhibit (h)(1)(a)(v) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

vi. Amendment dated January 1, 2012 – Previously filed as Exhibit (h)(1)(a)(vi) to Post-Effective Amendment No. 40 to the Trust’s Registration Statement on February 28, 2013*

vii. Amendment dated January 1, 2013 – Previously filed as Exhibit (h)(1)(a)(vii) to Post-Effective Amendment No. 51 to the Trust’s Registration Statement on June 17, 2013*

viii. Amendment dated July 11, 2014 – Previously filed as Exhibit (h)(1)(a)(viii) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

ix. Amendment dated June 18, 2015 – Previously filed as Exhibit (h)(1)(a)(ix) to Post-Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

x. Amendment dated February 29, 2016 – Previously filed as Exhibit (h)(1)(a)(x) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

xi. Amendment dated June 30, 2016 – Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

xii. Amendment dated March 13, 2017 – Previously filed as Exhibit (h)(1)(a)(xii) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

xiii. Amendment dated April 11, 2017 – Previously filed as Exhibit (h)(1)(a)(xiii) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

xiv. Amendment dated May 8, 2017 – Previously filed as Exhibit (h)(1)(a)(xiv) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

xv. Amendment dated November 15, 2017 – Previously filed as Exhibit (h)(1)(a)(xv) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

xvi. Amendment dated February 28, 2018 – Previously filed as Exhibit (h)(1)(a)(xvi) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

xvii. Amendment dated May 22, 2018 – Previously filed as Exhibit (h)(1)(a)(xvii) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

xviii. Amendment dated July 2, 2018 – Previously filed as Exhibit (h)(1)(a)(xvii) to Amendment No. 130 to the Trust’s Registration Statement on July 2, 2018*

xix. Amendment dated November 30, 2018 – Previously filed as Exhibit (h)(1)(a)(xix) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

xx. Amendment dated February 28, 2019 – Previously filed as Exhibit (h)(1)(a)(xx) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

xxi. Amendment dated April 1, 2019 – Previously filed as Exhibit (h)(1)(xxi) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

xxii. Amendment dated June 14, 2019 – Previously filed as Exhibit (h)(1)(xxii) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

xxiii. Amendment dated November 1, 2019 – Previously filed as Exhibit (h)(1)(a)(xxiii) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

xxiv. Amendment dated February 26, 2020 – Previously filed as Exhibit (h)(1)(a)(xxiv) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

xxv. Amendment dated May 1, 2020 – Previously filed as Exhibit (h)(1)(a)(xxv) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

xxvi. Amendment dated May 22, 2020 – Previously filed as Exhibit (h)(1)(a)(xxvi) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

xxvii. Amendment dated June 30, 2020 – Previously filed as Exhibit (h)(1)(a)(xxvii) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

xxviii. Amendment dated September 30, 2020 – Previously filed as Exhibit (h)(1)(a)(xxviii) to Post-Effective Amendment No. 161 to the Trust’s Registration Statement on September 30, 2020*

xxix. Amendment dated February 28, 2021 – Previously filed as Exhibit (h)(1)(a)(xxix) to Post-Effective Amendment No. 163 to the Trust’s Registration Statement on February 24, 2021*

xxx. Amendment dated September 30, 2021 – Previously filed as Exhibit (h)(1)(a)(xxx) to Post-Effective Amendment No. 168 to the Trust’s Registration Statement filed on September 30, 2021*

xxxi. Amendment dated October 26, 2021 – Previously filed as Exhibit (h)(1)(a)(xxxi) to Post-Effective Amendment No. 188 to the Trust’s Registration Statement on October 25, 2023*

xxxii. Amendment dated February 28, 2022 – Previously filed as Exhibit (h)(1)(a)(xxx) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

xxxiii. Amendment dated January 1, 2023 – Previously filed as Exhibit (h)(1)(a)(xxxii) to Post-Effective Amendment No. 179 to the Trust’s Registration Statement filed on February 23, 2023*

xxxiv. Amendment dated July 24, 2023 – Previously filed as Exhibit (h)(1)(a)(xxxiii) to Post-Effective Amendment No. 187 to the Trust’s Registration Statement filed on August 28, 2023*

xxxv. Amendment dated August 28, 2023 – Previously filed as Exhibit (h)(1)(a)(xxxiv) to Post-Effective Amendment No. 187 to the Trust’s Registration Statement filed on August 28, 2023*

xxxvi. Amendment dated February 28, 2024 – Previously filed as Exhibit (h)(1)(a)(xxxvi) to Post-Effective Amendment No. 190 to the Trust’s Registration Statement filed on February 26, 2024*

xxxvii. Amendment dated July 1, 2024 – Previously filed as Exhibit (h)(1)(a)(xxxvii) to Post-Effective Amendment No. 194 to the Trust’s Registration Statement filed on July 22, 2024*

xxxviii. Amendment dated July 22, 2024 – Previously filed as Exhibit (h)(1)(a)(xxxviii) to Post-Effective Amendment No. 194 to the Trust’s Registration Statement filed on July 22, 2024*

xxxix. Amendment dated July 1, 2025 – Previously filed as Exhibit (h)(1)(xxxix) to Post-Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

2. Reserved.

3. Shareholder Service Plans

a. Amended and Restated Shareholder Services Plan for Class R1 Shares dated June 4, 2024 — Previously filed as Exhibit (h)(3)(a) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement filed on February 25, 2025*

b. Amended and Restated Shareholder Services Plan for Class R2 Shares dated June 4, 2024 — Previously filed as Exhibit (h)(3)(b) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement filed on February 25, 2025*

c. Amended and Restated Shareholder Services Plan for Class R3 Shares dated June 4, 2024 — Previously filed as Exhibit (h)(3)(c) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement filed on February 25, 2025*

4. Indemnification Agreement – Previously filed as Exhibit (h)(4) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

5. Expense Limitation Agreements and Fee Waivers

a. Notice of Voluntary Expense Limitation dated February 28, 2024 – Previously filed as Exhibit (h)(5)(a) to Post-Effective Amendment No. 190 to the Trust’s Registration Statement filed on February 26, 2024*

b. Amended and Restated Expense Limitation Agreement dated February 28, 2021 for MainStay U.S. Government Liquidity Fund – Previously filed as Exhibit (h)(5)(c) to Post-Effective Amendment No. 163 to the Trust’s Registration Statement on February 24, 2021*

c. Amended and Restated Expense Limitation Agreement (Transfer Agency expenses) dated May 27, 2024 – Previously filed as Exhibit (h)(5)(c) to Post-Effective Amendment No. 193 to the Trust’s Registration Statement on May 24, 2024*

d. Amended and Restated Expense Limitation Agreement dated August 28, 2025 – Previously filed as Exhibit (h)(5)(d) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement on August 21, 2025*

6. Regulatory Filing Support Services Agreement dated December 22, 2017 – Previously filed as Exhibit (h)(6) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

7.  Distribution Agreement dated July 2, 2018 between MainStay Funds Trust and NYLIFE Distributors LLC (MainStay U.S. Government Liquidity Fund) – Previously filed as Exhibit (h)(7) to Post-Effective Amendment No. 130 to the Trust’s Registration Statement on July 2, 2018*

8. Form of MainStay Funds 12d1-4 Agreement – Previously filed as Exhibit (h)(8) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

i. Opinion of Counsel – Inapplicable

j. Other Opinions

1. Consent of Independent Registered Public Accounting Firm – Inapplicable

2. Powers of Attorney (Kerley, Trutanic & Benintende) – Previously filed as an Exhibit to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

3. Powers of Attorney (Chow & Perold) – Previously filed as an Exhibit to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

4. Power of Attorney (Lehneis) – Previously filed as an Exhibit to Post-Effective Amendment No. 118 to the Trust’s Registration Statement on October 5, 2017*

5. Power of Attorney (Hammond) – Previously filed as an Exhibit to Post-Effective Amendment No. 169 to the Trust’s Registration Statement on January 10, 2022

6. Power of Attorney (Abou-Jaoudé) – Previously filed as an Exhibit to Post-Effective Amendment No. 184 to the Trust’s Registration Statement on July 24, 2023*

k. Omitted Financial Statements – Inapplicable

l. Initial Capital Agreements – Inapplicable

m. Rule 12b-1 Plan

1. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Class A Shares – Previously filed as Exhibit (m)(12) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

2. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Class B Shares – Previously filed as Exhibit (m)(13) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

3. Plan of Distribution Pursuant to Rule 12b-1 dated March 4, 2024 for Class C Shares – Previousl filed as Exhibit (m)(3) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement on February 25, 2025*

4. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Investor Class Shares – Previously filed as Exhibit (m)(15) to Post-Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

5. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Class R2 Shares – Previously filed as Exhibit (m)(16) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

6. Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated August 1, 2019 for Class R3 shares – Previously filed as Exhibit (m)(6) to Post-Effective Amendment No. 141 to the Trust's Registration Statement on August 16, 2019*

7. Plan of Distribution Pursuant to Rule 12b-1 dated February 28, 2017 for Class T Shares – Previously filed as Exhibit (m)(17) to Post- Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

8. Plan of Distribution Pursuant to Rule 12b-1 dated June 24, 2020 for Class C2 Shares – Filed herewith

9. Plan of Distribution Pursuant to Rule 12b-1 dated June 24, 2020 for SIMPLE Class Shares – Previously filed as Exhibit (m)(9) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

10. Plan of Distribution Pursuant to Rule 12b-1 dated September 30, 2020 for Class A2 Shares – Previously filed as Exhibit (m)(10) to Post-Effective Amendment No. 161 to the Trust’s Registration Statement on September 30, 2020*

11. Plan of Distribution Pursuant to Rule 12b-1 dated March 4, 2024 for Class Z Shares – Previously filed as Exhibit (m)(11) to Post-Effective Amendment No. 193 to the Trust’s Registration Statement on May 24, 2024*

n. Rule 18f-3 Plan

1. Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 dated March 4, 2024 – Previously filed as Exhibit (n)(1) to Post-Effective Amendment No. 196 to the Trust’s Registration Statement on February 25, 2025*

o. Reserved

p. Codes of Ethics

1. Code of Ethics of New York Life Investments dated December 2024 – Previously filed as Exhibit (p)(1) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

2. Code of Ethics of Epoch Investment Partners, Inc. dated October 2024 – Previously filed as Exhibit (p)(2) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

3. Code of Ethics of CBRE Investment Management Listed Real Assets LLC dated September 2021 – Previously filed as Exhibit (p)(4) to Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed on March 4, 2022*

4. Code of Ethics of Cushing Asset Management LLC dated December 2024 – Previously filed as Exhibit (p)(4) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

5. Code of Ethics of Candriam dated October 2024 – Previousl filed as Exhibit (p)(5) to Post – Effective Amendment No. 198 to the Trust’s Registration Statement filed on August 21, 2025*

6. Code of Ethics of Wellington Management Company LLC dated December 2023 – Previously filed as Exhibit (p)(7) to Post-Effective Amendment No. 190 to the Trust’s Registration Statement filed on February 26, 2024*

7. Code of Ethics of Fiera Capital Inc. dated January 2022 – Previously filed as Exhibit (p)(8) to Post-Effective Amendment No. 184 to the Trust’s Registration Statement filed on July 24, 2023*

8. Code of Ethics of PineStone Asset Management Inc. dated July 2023 – Previously filed as Exhibit (p)(9) to Post-Effective Amendment No. 185 to the Trust’s Registration Statement filed on July 24, 2023*

* Incorporated by reference.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.

ITEM 30. INDEMNIFICATION

The New York Life Investments Group of Funds, which includes New York Life Investments Funds Trust, New York Life Investments VP Funds Trust and New York Life Investments Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the New York Life Investments Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the New York Life Investments Group of Funds.

Article VII of New York Life Investments Funds Trust’s (“Registrant’s”) Declaration of Trust states as follows:

Section 3. Indemnification.

a. For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

Laws:

b. Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws

i. every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

ii. every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

iii. every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

c. Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

d. No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

e. With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

i. by the court or other body before which the Proceeding was brought;

ii. by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

iii. by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial- type inquiry).

f. The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

g. Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5.  Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

In addition, each Trustee has entered into a written agreement with the Registrant pursuant to which the Registrant is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and By-Laws of the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open- end registered management investment companies: New York Life Investments Funds Trust, New York Life Investments VP Funds Trust and New York Life Investments Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

CANDRIAM (Formerly known as Candriam Belgium)

Candriam acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Candriam, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Candriam (SEC File No. 801-80510)

CBRE Investment Management Listed Real Assets LLC

CBRE Clarion Securities LLC acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of CBRE Clarion Securities LLC, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by CBRE Clarion Securities LLC (SEC File No. 801-49083)

CUSHING ASSET MANAGEMENT, LP

Cushing Asset Management, LP (“Cushing”) acts as the subadvisor for a series of the Registrant.

The list of officers and directors of Cushing, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Cushing (SEC File No: 801- 63255).

EPOCH INVESTMENT PARTNERS, INC.

Epoch Investment Partners, Inc. (“Epoch”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Epoch, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Epoch (SEC File No: 801-63118).

FIERA CAPITAL INC.

Fiera Capital Inc. (“Fiera Capital”) acts as the subadvisor for a series of the Registrant.

The list of officers and directors of Fiera Capital, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Fiera Capital (SEC File No: 801-8948).

MACKAY SHIELDS LLC

MacKay Shields LLC (“MacKay Shields”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of MacKay Shields, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by MacKay Shields (SEC File No: 801-5594).

NYL INVESTORS LLC

NYL Investors LLC (“NYL Investors”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of NYL Investors, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by NYL Investors (SEC File No: 801-78759).

PINESTONE ASSET MANAGEMENT INC.

PineStone Asset Management Inc. acts as subadvisor for certain series of the Registrant.

The list of officers and directors of PineStone Asset Management Inc., together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by PineStone Asset Management Inc. (SEC File No: 801-122764).

WELLINGTON MANAGEMENT COMPANY LLC

Wellington Management Company LLC (“Wellington”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Wellington, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Wellington (SEC File No: 801-15908).

ITEM 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, the Registrant, the Manager, the Subadvisors and NYLIFE Distributors LLC. The Registrant, the Manager and NYLIFE Distributors LLC’s address is 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisors’ addresses are: Candriam, 19-21 route d’Arlon L-8009 Strassen, Luxembourg; CBRE Investment Management Listed Real Assets LLC, 555 Lancaster Avenue, Suite 120; Radnor, PA 19087; Cushing Asset Management, LP, 600N Pearl Street, Suite 1205, Dallas, TX 75201; Epoch Investment Partners, Inc., 1 Vanderbilt Avenue, New York, NY 10017; Fiera Capital Inc., 375 Park Avenue, 8th Floor, New York, New York 10152; MacKay Shields LLC, 299 Park Avenue, 32nd Floor, New York, New York 10171; NYL Investors LLC, 51 Madison Avenue, New York, NY 10010; PineStone Asset Management Inc. 1981 McGill College Avenue, Suite 1600 Montreal, Québec H3A 2Y1; and Wellington Management Company LLC, 280 Congress Street, Boston, MA 02210. Records relating to the duties of the custodian for each series of New York Life Investments Funds Trust are maintained by JPMorgan Chase Bank, N.A., 4 Chase Metrotech Center, Brooklyn, New York 11245. Records relating to the duties of the transfer agent of New York Life Investments Funds Trust are maintained by DST Asset Manager Solutions, Inc., 200 Crown Colony Drive, Quincy, MA 02169.

ITEM 34. MANAGEMENT SERVICES.

Inapplicable.

ITEM 35. UNDERTAKINGS.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for the effectiveness of this Registration Statement under 485(b) and it has duly caused this Post-Effective Amendment No. 199 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 19th day of September, 2025.

NEW YORK LIFE INVESTMENTS FUNDS TRUST

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 199 to the Registration Statement has been signed by the following persons in the capacities indicated below on the date above.

	SIGNATURE	TITLE

	/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

	/s/ Naïm Abou-Jaoudé*	Trustee
Naïm Abou-Jaoudé

	/s/ Susan B. Kerley*	Trustee
Susan B. Kerley

	/s/ David H. Chow*	Trustee
David H. Chow

	/s/ Karen Hammond*	Trustee
Karen Hammond

	/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

	/s/ Jacques P. Perold*	Trustee and Chairman of the Board
Jacques P. Perold

	/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

	/s/ Jack R. Benintende	Treasurer and Principal Financial and Accounting Officer
Jack R. Benintende

By:	/s/ J. Kevin Gao
	J. Kevin Gao	Secretary
As Attorney-in-Fact

* Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

Exhibits

(m)(8) Plan of Distribution pursuant to Rule 12b-1 for Class C2 Shares